Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-1 333-217242), as amended, and related Prospectus of Peabody Energy Corporation for the registration of its common and preferred stock and to the incorporation by reference therein of our reports dated March 21, 2017, except for the effects of the revisions described in the section entitled Correction of Prior Period Financial Information in Note 1, as to which the date is August 14, 2017, with respect to the consolidated financial statements and schedule of Peabody Energy Corporation and the effectiveness of internal control over financial reporting of Peabody Energy Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2016, as amended on July 10, 2017 and August 14, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

St. Louis, Missouri

August 21, 2017